Free Writing Prospectus Filed Pursuant to Rule 433 Registration Number 333-198408

NORDSTROM, INC.

Final Term Sheet

March 6, 2017

$350,000,000 4.000% Senior Notes due 2027 (the “2027 Notes”)

$300,000,000 5.000% Senior Notes due 2044 (the “2044 Notes”)

Issuer:	Nordstrom, Inc.

Expected Ratings (Moody’s / S&P)*	Baa1 (stable) / BBB+ (negative)

Trade Date:	March 6, 2017

Settlement Date:	March 9, 2017 (T+3)

	4.000% Senior Notes due 2027	5.000% Senior Notes due 2044

Original Issue Date	March 9, 2017	December 12, 2013

Size:	$350,000,000

$300,000,000

The 2044 Notes will be a further issuance of, and will be fully fungible, rank equally in right of payment and form a single series with, the outstanding approximately $666 million aggregate principal amount of 5.000% Senior Notes due 2044 issued on May 6, 2014

Maturity Date:	March 15, 2027	January 15, 2044

Interest Payment Dates:	March 15 and September 15, commencing on September 15, 2017	January 15 and July 15, commencing on July 15, 2017 For the 2044 Notes, all pre-issuance accrued interest from January 15, 2017 to the Settlement Date will be paid by purchasers of the 2044 Notes

Coupon (Interest Rate):	4.000%	5.000%

Benchmark Treasury:	2.250% due February 15, 2027	2.875% due November 15, 2046

Benchmark Treasury Price / Yield:	97-27 / 2.496%	95-13+ / 3.112%

Spread to Benchmark Treasury:	+ 155 basis points	+ 220 basis points

Yield to Maturity:	4.046%	5.312%

Price to Public:	99.624%	95.557%, plus pre-issuance accrued interest from January 15, 2017 to the Settlement Date

Redemption Provision:

Prior to December 15, 2026, at the Issuer’s option, at any time in whole or from time to time in part, at the greater of (i) 100% of principal amount and (ii) discounted present value (assuming the notes mature on December 15, 2026) at the Treasury Rate plus 25 basis points.

At any time on or after December 15, 2026, at the Issuer’s option, at any time in whole or from time to time in part, at 100% of the principal amount.

Prior to July 15, 2043, at the Issuer’s option, at any time in whole or from time to time in part, at the greater of (i) 100% of principal amount and (ii) discounted present value at the Treasury Rate plus 20 basis points.

At any time on or after July 15, 2043, at the Issuer’s option, at any time in whole or from time to time in part, at 100% of the principal amount.

CUSIP/ISIN:	655664AS9 / US655664AS97	655664AR1 / US655664AR15

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Fifth Third Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC Goldman, Sachs & Co. KeyBanc Capital Markets Inc. MUFG Securities Americas Inc. RBC Capital Markets, LLC Scotia Capital (USA) Inc. The Williams Capital Group, L.P.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or dg.prospectus_requests@baml.com, Morgan Stanley & Co. LLC at 1-866-718-1649 or U.S. Bancorp Investments, Inc. at 1-877-558-2607.